Filed by Yamana Gold Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Meridian Gold Inc.
Commission File Number: 333-144723
Date: September 24, 2007

A Winning Combination September 2007

Cautionary Statement All monetary amounts in U.S. dollars unless otherwise stated This presentation contains certain “forward-looking statements” and “forward-looking information” under applicable securities laws concerning the proposed transaction and the business, operations and financial performance and condition of the combined company, Yamana, Northern Orion and Meridian. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the various mineral projects of Yamana, Northern Orion or Meridian; synergies and financial impact of completed or proposed acquisitions; the benefits of the acquisitions and the development potential of the properties of Yamana, Northern Orion and Meridian; the future price of gold, copper, silver, zinc, molybdenum; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; success of exploration activities; and currency exchange rate fluctuations. Except for statements of historical fact relating to the companies, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Assumptions upon which such forward-looking statements are based include Yamana's ability to successfully complete the Yamana offer and the Northern Orion transaction; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource estimates, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; and general economic conditions. Many of these assumptions are based on factors and events that are not within the control of Yamana and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed or referred to in the annual Management’s Discussion and Analysis and Annual Information Form for each of Yamana, Meridian and Northern Orion filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Annual Report on Form 40-F of each of Yamana, Meridian and Northern Orion filed with the United States Securities and Exchange Commission and available at www.sec.gov.  Although Yamana has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Yamana undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements. Any forward-looking statements of facts related to Meridian are derived from Meridian’s publicly filed reports. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if the property is developed. Comparative market information is as of a date prior to the date of this presentation.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES This presentation uses the terms “Measured”, “Indicated” and “Inferred” Resources as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. United States readers are advised that while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. United States readers are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. United States readers are also cautioned not to assume that all or any part of an Inferred Resource exists, or is economically or legally mineable. CASH COSTS “Total cash cost” figures for gold production are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Yamana has included in its total cash costs underground development costs. These costs are then divided by ounces produced to arrive at the cash operating costs of production. Total cash costs are then divided by ounces produced to arrive at the total cash costs of production. The measure, along with production, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP. MORE INFORMATION AND WHERE TO FIND IT This presentation does not constitute an offer to buy or an invitation to sell any of the securities of Yamana, Northern Orion or Meridian. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and an offer to purchase and circular filed with Canadian securities regulatory authorities. Yamana has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-10, as amended, as well as a Schedule TO tender offer statement, as amended, both of which include the offer and take-over bid circular relating to the Meridian offer and has mailed the offer and take-over circular, as amended, to Meridian shareholders. Investors and security holders are urged to read the Registration Statement, as amended, the offer and take-over bid circular, as amended, and any other relevant documents filed with the SEC and Canadian securities regulators, regarding the proposed business combination transaction because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular, as amended, and other documents filed by Yamana with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular, as amended, and other documents may also be obtained for free on Yamana’s website at www.yamana.com or by directing a request to Yamana’s investor relations department. For additional information, investors may also contact either Kingsdale Shareholders Services, one of the information agents retained by Yamana, toll-free at: 1-866-879-7644 or email at contactus@kingsdaleshareholder.com; bankers and brokers call collect: 416-867-2272, or Innisfree M&A Incorporated, the other information agent retained by Yamana, toll-free at: 1-888-750-5834; bankers and brokers call collect: 212-750-5833.

 MORE INFORMATION AND WHERE TO FIND IT (Cont’d) Meridian’s Board will issue a Notice of Change to its Directors’ Circular and amend its Solicitation/Recommendation Statement on Schedule 14D-9 in response to the revised Yamana offer. Each of these revised documents will contain important information, including the Board’s recommendation to Meridian shareholders with respect to the revised Yamana offer. Shareholders of Meridian and other interested parties are advised to read the Notice of Change to Directors’ Circular (when it becomes available) and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Meridian with the U.S. Securities and Exchange Commission on July 31, 2007 (and any amendments (including the forthcoming amendment) or supplements thereto and the other documents filed as exhibits thereto), because they contain important information. Shareholders and other interested parties may obtain a free copy of the Notice of Change to Directors’ Circular (when it becomes available) and Meridian’s Schedule 14D-9 at the Investor Relations section of Meridian’s website at www.meridiangold.com, or by contacting Georgeson Shareholder, the information agent retained by Meridian, at 1-888-605-7618. Free copies of Meridian’s Notice of Change to Directors’ Circular (when it becomes available) may also be obtained at www.sedar.com and, together with Meridian’s Schedule 14D-9, at www.sec.gov. The Notice of Change to Directors’ Circular will be filed by Meridian as an exhibit to its Schedule 14D-9.

Yamana Gold + Meridian + Northern Orion A Winning Combination New Yamana delivers: 1) A leading growth profile – reserves, production and cash flow 2) The highest earnings per $1,000 invested vs peer group 3) One of the highest levels of cash flow per $1,000 invested 4) Superior exploration and development prospects 5) Exceptional operational depth and performance 6) Unique combination of risk mitigation and value generation “This combination provides shareholders with growth in resources, production, cash flow and earnings along with sustainability and longevity. The New Yamana will be a company worthy of a higher multiple and valuation based on the strength of its operations and resource base.” New Yamana Provides An Exceptional Value Based Investment

A Leading Growth Profile

Source: Company filings and public equity research (does not include any non-gold resources) Gold Reserves and Resources (Moz) Meridian Eldorado Northern Orion Centerra Yamana Agnico-Eagle IAMGOLD New Yamana Kinross 0 10 20 30 40 50 Reserves M&I Resources Inferred Resources New Yamana has one of the Largest Gold Resource Bases Amongst Intermediates 60

 A LEADING Gold Producer Amongst Intermediates ....... Annual gold production 2007 & 2008 (Moz) Source: Company filings and public equity research 1.7 1.0 1.0 0.6 0.6 0.3 0.3 0.2 0.1 2.2 1.2 1.0 0.8 0.8 0.3 0.5 0.5 0.1 0.0 0.5 1.0 1.5 2.0 2.5 Kinross New Yamana IAMGOLD Yamana Centerra Meridian Eldorado Agnico-Eagle Northern Orion Producing approximately 1 million ounces of gold in 2007, increasing to 1.5 million ounces of gold production by 2009

With Further Growth Potential ..... Includes expansion of Jacobina up to 8,200 tpd by 2009 and development of Gualcamayo, São Vicente and C1 Santa Luz properties in 2008 SUSTAINABLE + FURTHER UPSIDE Expansions Gualcamayo El Peñón Chapada San Andres Esquel Agua Rica Other Gold production (ounces) 0 200,000 400,000 600,000 800,000 1,000,000 1,200,000 1,400,000 1,600,000 2007 2008 2009 Yamana Northern Orion Meridian

And, One of the LOWEST Cash Cost Profiles Source: Equity research 2007E By-product cash costs ($per ounce of gold) Yamana ($500) ($400) ($300) ($200) ($100) $0 $100 $200 $300 $400 $500 Agnico- Eagle New Yamana Meridian Goldcorp Barrick Eldorado Newmont Kinross IAMGOLD Centerra

Operating Cash Flow Growth Assumes gold price of $600/oz, copper prices of $3.40 in 2007, $3.20 in 2008, $2.85 in 2009, $12/oz Ag, $1.25/lb Zn in 2007 and then $0.65/lb Zn onward, $25/lb Mo in 2007, $20 in 2008 and then $10 onward Operating cash flow ($ million) $500 $600 $700 $800 2007 2008 2009 SUSTAINABLE + FURTHER UPSIDE Expansions Gualcamayo El Peñón Chapada San Andres Esquel Agua Rica Other

$2 billion of Cumulative Cash by 2010 Assumes gold price of $600/oz, copper prices of $3.40 in 2007, $3.20 in 2008, $2.85 in 2009, $12/oz Ag, $1.25/lb Zn in 2007 and then $0.65/lb Zn onward, $25/lb Mo in 2007, $20 in 2008 and then $10 onward; assumes exercise of all warrants/options in the money Free cash flow ($ million) Fully funded growth, initial net debt position of less than 1% of pro forma market capitalization $200 $300 $400 $500 $600 2007 2008 2009

Superior Investment

Attractive Returns per Dollar Invested On a per dollar invested basis, New Yamana is returning on average approximately 60% more earnings compared to industry peers 2007E Earnings per $1,000 Invested1 $- $2.00 $4.00 $6.00 $8.00 $10.00 $12.00 $14.00 $16.00 $18.00 $20.00 Barrick Yamana New Yamana Eldorado Meridian Centerra Gold IAMGOLD Agnico-Eagle Mines Kinross Gold Newmont Goldcorp Share price data to June 27, 2007 Source: Company filings, Consensus Estimates Average (ex-Yamana) 1 Return on investment is calculated as actual Q2 2007 earnings annualized per $1,000 invested

Attractive Cash Flow per Dollar Invested On a per dollar invested basis, New Yamana’s cash flow is amongst the highest of industry peers Yamana’s cash flow per dollar invested was the highest 2007E Cash Flow per $1,000 Invested1 $- $5.00 $10.00 $15.00 $20.00 $25.00 Yamana IAMGOLD Eldorado New Yamana Newmont Agnico-Eagle Mines Meridian Kinross Gold Barrick Goldcorp Centerra Gold Share price data to June 27, 2007 Source: Company filings, Consensus Estimates Average (ex Yamana) 1 Calculated as actual Q2 2007 operating cash flow per $1,000 invested

Cash Flow Sensitivity New Yamana provides significant leverage to the gold price $0 $50 $100 $150 $200 $400 $800 $1,200 $1,000 $600 Cash flow per $1,000 invested at gold prices of $400 to $1,200 per ounce 1 Calculated as 2008E operating cash flow per $1,000 invested

Exploration + Development + Operational Excellence = Value Creation

Yamana’s Track Record of EXPLORATION Success World Class Exploration Four Major Greenstone Belts — Rio Itapicaru Greenstone Belt — Guapore Gold Belt — Bahia Gold Belt — Pillar de Goias Greenstone Belt Other Prospective Areas — Gualcamayo — Central America New Yamana is budgeting $60 million for exploration in 2007, a significant amount allocated to defining new target areas

Meridian’sTrack Record of EXPLORATION Success Esquel Minera Florida Amancaya El Peñón Millo Amaca Mercedes Rossi Multiple Nevada Assets Bonsuccesso Argentina Brazil Mexico United States Peru World Class Exploration World-class, low cash cost, high grade consistently profitable deposits Mining-friendly, politically stable jurisdictions Consistent track record of value creation through industry-leading exploration, development and operational success Proven ability to discover, construct, and operate properties and consistently deliver superior results La Pepa Jeronimo New Yamana is budgeting $60 million for exploration in 2007, a significant amount allocated to defining new target areas

A Track Record of BUILDING Mines Planned production of 100,000 oz gold per year 2008 C1 Santa Luz Planned production of 55,000 oz gold per year 2008 São Vicente Planned production of 200,000 oz gold per year Potential to increase to 300,000 oz gold per year with QDD Lower West 2009 2010 Gualcamayo Increased production to 200,000 oz gold per year; targeted higher grade areas expected to reduce costs 2009 Jacobina Increased production to 135,000 oz gold per year; positive coarse gold effect expected to boost production 2008 São Francisco Increased production to 190,000 oz gold and 175 million pounds of copper per year; near-term throughput increase of 15 to 20% Longer term potential to double throughput 2008 2010 Chapada Expansion Production Year Description Yamana’s growth pipeline is supported by independent technical information and an experienced in-house development team Yamana built two significant mines last year alone; the São Francisco gold mine and the Chapada gold-copper mine (one of the three largest metal mines in Brazil) Yamana has a history of meeting long-term production targets Significant upside potential continues *San Andrés and Fazenda Brasileiro currently under evaluation regarding potential upside

A Track Record of BUILDING Mines Meridian has the following growth pipeline Meridian built five mines over the history of the company, including the El Peñón gold mine Meridian has a history of meeting long-term production targets 100,000 oz per year – NI 43-101 in progress 2009 La Pepa 100,000+ oz per year – NI 43-101 in progress 2009 Mercedes 200,000 oz per year – continuing community/social issues discussions 2012 Esquel Up to 150,000 oz per year – NI 43-101 in progress 2009 Jeronimo 50,000 oz per year – NI 43-101 in progress 2010 Amancaya Increase gold production to over 100,000 oz per year 2008 Minera Florida Expansion Increase tonnage from mine and plant to 3,500 tpd 2007 El Peñón Expansion Production Year Description

A Track Record of VALUE Creation via Acquisition Total return(1) to Desert Sun Mining shareholders to date of 57.5% M&I resource increase of 29.6% Total return(1) to RNC Gold shareholders to date of 144% M&I resource increase of 58.6% Total return(1) to Viceroy shareholders to date of 46% M&I resource increase of 2.99% (1) Based on price 1-day prior to announcement; Includes premium received on acquisition 80% 130% 180% 230% 280% 330% 12/2/05 2/21/06 5/14/06 8/3/06 10/24/06 1/13/07 4/5/07 6/26/07 Yamana S&P/TSX Global Gold Index AMEX GOLD BUGS Index 80% 100% 120% 140% 160% 180% 200% 2/21/06 5/2/06 7/11/06 9/19/06 11/28/06 2/6/07 4/17/07 6/26/07 Yamana S&P/TSX Global Gold Index AMEX GOLD BUGS Index 80% 100% 120% 140% 160% 180% 200% 8/15/06 9/29/06 11/13/06 12/28/06 2/11/07 3/28/07 5/12/07 6/26/07 Yamana S&P/TSX Global Gold Index AMEX GOLD BUGS Index

Attractive Risk/Reward Proposition

Yamana Meridian Northern Orion San Andrés São Vicente São Francisco Ernesto C1 Santa Luz Jacobina Fazenda Brasileiro Fazenda Nova Chapada HONDURAS BRAZIL ARGENTINA El Peñón Esquel Alumbrera (12.5%) Rossi (40%) Minera Florida Agua Rica NEVADA Geographic & Operational Diversification Gualcamayo CHILE

Assets in MINING-FRIENDLY Jurisdictions New Yamana’s mines are located in the top 10 mining-friendly jurisdictions Source: Behre Dolbear & Company, Inc., 2007 Ranking of Countries for Mining Investment Top 10 jurisdictions Risk ranking of countries (from best to worst) Australia Canada USA Chile Mexico Greece Brazil Ghana Argentina China Nambia Mongolia Tanzania Peru India South Africa Zambia Kazakhstan Papua New Guinea Boliva Russia Indonesia D.R. Congo Zimbabwe Venezuela

Why Meridian Recommends Shareholders Tender to Yamana’s Offer

Attractive Premium Yamana’s offer represents a significant premium to the 20-day volume weighted trading price Source: Company filings; Bloomberg

0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% 35.0% 40.0% Goldcorp - Wheaton Yamana - Desert Sun Agnico -Eagle - Cumberland Barrick - Placer Dome Kinross - Bema Yamana - Viceroy Average Barrick - Homestake IAMGOLD - Cambior Yamana - Meridian Goldcorp - Glamis IAMGOLD - Gallery Gold Average

Yamana + Northern Orion + Meridian “We believe the bid now represents a full and fair price. Absent a superior offer materializing, we would recommend that Meridian shareholders tender to this improved offer.” - TD, September 21, 2007 “In our opinion, this latest increase in Yamana’s offer for Meridian is viewed as a full and fair price.” - Merrill Lynch, September 20, 2007 “The new bid represents a 35.8% premium as at the date of the original bid on June 27, 2007, and we believe that this is more in line with what was required to win the day. As such, we believe that Yamana will ultimately be successful in its bid for Meridian.” - National Bank, September 20,2007 “The higher bid and lower minimum tender condition we believe ensures that Yamana will be successful in its bid for Meridian.” - Scotia Capital, September 21, 2007 The Street Agrees... It’s a Winning Combination

Greater UPSIDE Potential for Meridian Shareholders +37% Upside to MNG Target Price 82% Upside to MNG Price Pre-Announcement MNG consensus analyst target price Implied MNG price based on offer & YRI consensus target price Source: Equity research as at June 27, 2007 C$34.84 C$47.66

Resulting in Consistent OUTPERFORMANCE Source: FactSet; returns indexed to July 2003 1 Peer index consists of Barrick, Goldcorp, Kinross, Agnico-Eagle, Centerra, IAMGOLD, and Randgold 0% 100% 200% 300% 400% 500% 600% 700% 800% 900% 1000% Jul-03 Jan-04 Jul-04 Jan-05 Jul-05 Jan-06 Jul-06 Jan-07 Jul-07 Yamana (+505%) Peer Index1 (+73%) S&P/TSX Global Gold Index (+52%) Gold (spot) (83%)

A Winning Combination

Yamana Gold + Meridian + Northern Orion A Winning Combination A Leader in Production Growth Sustainable annual production of 1.5 Moz by 2009 Low Cash Cost Producer Sustainable cash cost below zero Superior Free Cash Flow and Operating Cash Flow Cash Balances growing to approximately $2.0 billion1 by end of 2010 after funding growth Growth in Resources, Production, Cash flow and Earnings On a per share and aggregate basis Best Returns Amongst Peers Compounded annual rate of return higher than peer group Highest earnings versus peer group per $1000 invested 1 Assumes the exercise of all “in-the-money” options and warrants

Yamana Gold + Meridian + Northern Orion A Winning Combination (cont’d) Core Asset Base Deepens Latin American Presence Chile (El Penon), Argentina (Agua Rica & Alumbrera, Gualcamayo) and Brazil (Chapada, Jacobina, Sao Francisco) Core assets in some of the most stable jurisdictions in the world Diversification, Optionality and Flexibility Geographical, asset mix, metal mix; providing flexibility to deliver value Attractive Relative Valuation Expected value proposition for all New Yamana shareholders Highly Liquid Gold Vehicle Combined daily average trading volume of approximately C$166M through three leading global stock exchanges

STRATEGIC Plan Continued value creation Organic growth Significant exploration Resource expansion Production increases Gold production growth targets from existing properties 2009: 1.5 million ounces Increasing to . . . 2012: 2.2 million ounces Targeting 2.2 million oz of gold production by 2012

Appendix

Reserves & Resources - Yamana

As at December 31, 2006

Mineral reserves (proven and probable)

	Proven reserves			Probable reserves			Total—proven and probable		
	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
Gold									
Fazenda Brasileiro	2,193	3.34	235.4	254	2.39	19.5	2,447	3.24	254.9
C1-Santa Luz	—	—	—	9,200	1.88	556.0	9,200	1.88	556.0
Fazenda Nova	786	0.75	18.9	257	0.62	5.1	1,043	0.72	24.1
Jacobina	1,869	2.50	150.0	15,313	2.10	1,035.0	17,181	2.14	1,185.0
Sao Francisco—Main Ore	15,674	1.25	630.4	14,909	1.17	562.3	30,583	1.21	1,192.7
Sao Francisco—ROM Ore	13,940	0.25	110.7	14,771	0.24	112.6	28,711	0.24	223.3
Total Sao Francisco	29,614	0.78	741.1	29,680	0.71	674.8	59,294	0.74	1,416.0
Sao Vicente—Main Ore	6,580	1.06	224.8	2,854	0.90	82.2	9,434	1.01	307.0
Sao Vicente—ROM Ore	1,694	0.27	14.5	1,932	0.33	20.4	3,626	0.30	34.9
Total Sao Vicente	8,274	0.90	239.3	4,786	0.67	102.6	13,060	0.81	341.9
Chapada	20,002	0.34	218.6	282,992	0.25	2,290.6	302,994	0.26	2,509.2
San Andres[1]	5,939	0.77	147.8	15,806	0.69	351.6	21,745	0.71	499.4
Total gold reserves	68,677	0.79	1,751	358,288	0.44	5,035	426,964	0.49	6,786

	Proven reserves			Probable reserves			Total—proven and probable		
	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)
Copper									
Chapada	20,002	0.42%	184.6	282,992	0.34%	2,126.3	302,994	0.35%	2,310.9

[1] As of October 31, 2006

Source: Yamana Gold Inc 2006 Annual Report

YAMANA VISION Delivering value to shareholders 36

Reserves & Resources – Yamana As at December 31, 2006 Mineral resources (measured, indicated and inferred) (measured and indicated include reserves as outlined above) 1 As of October 31, 2006 Source: Yamana Gold Inc 2006 Annual Report Measured resources Indicated resources Total — measured and indicated Inferred resources Tonnes Grade Contained Tonnes Grade Contained Tonnes Grade Contained Tonnes Grade Contained (000 ’ s) (g/t) oz. (000 ’ s) (000 ’ s) (g/t) oz. (000 ’ s) (000 ’ s) (g /t) oz. (000 ’ s) (000 ’ s) (g/t) oz. (000 ’ s) Gold Fazenda Brasileiro 3,352 3.26 351.7 900 2.87 83.2 4,252 3.18 434.9 686 4.30 94.9 C1 - Santa Luz — — — 19,608 1.65 1,040.8 19,608 1.65 1,040.8 8,586 1.46 402.1 Fazenda Nova 1,046 0.99 33.4 214 1.1 7 8.1 1,261 1.02 41.5 118 1.05 4.0 Jacobina 9,038 2.15 624.0 31,198 2.29 2,300.3 40,236 2.26 2,924.3 45,657 2.84 4,164.4 Sao Francisco — Main Ore 18,861 1.19 720.5 23,422 1.06 798.3 42,284 1.12 1,518.9 33,686 0.81 875.2 Sao Francisco — ROM Ore 17,762 0.24 1 39.0 28,083 0.23 208.9 45,845 0.24 347.9 76,995 0.23 561.1 Total Sao Francisco 36,623 0.73 859.5 51,505 0.61 1,007.2 88,128 0.66 1,866.8 110,682 0.40 1,436.3 Sao Vicente 14,490 0.77 357.3 10,992 0.70 247.7 25,482 0.74 605.1 3,623 0.87 101.2 Ernesto — — — 1,520 3.66 178.9 1,520 3.66 178.9 2,144 2.61 179.6 Chapada 25,058 0.30 241.7 395,463 0.22 2,790.4 420,521 0.22 3,032.1 250,693 0.15 1,223.5 San Andres 1 14,748 0.70 326.0 47,550 0.64 964.0 62,298 0.66 1,290.0 1,339 0.53 22.0 Gualcamayo 6,923 1.15 255.9 69,161 0.91 2,028.5 76,084 0.93 2,284.4 16,765 1.29 698.0 Total gold resources 111,279 0.85 3,050 628,111 0.53 10,649 739,389 0.58 13,699 440,291 0.59 8,326 Measured resources Indicated resources Total — measured and indicated Inferred resources Tonnes Grade Contained Tonnes Grade Contained Tonnes Grade Contained Tonnes Grade Contained (000’s) (%) lbs (mm) (000’s) (%) lbs (mm) (000’s) (%) lbs (mm) (000’s) (%) lbs (mm) Copper Chapada 25,058 0.34% 187.7 395,463 0.30% 2,613.3 420,521 0.30% 2,801.0 250,693 0.25% 1,392.3

Reserves & Resources – Northern Orion As at December 31, 2006 Reserves & Resources 1 The reserves and resources at Alumbrera are based on the JORC Code. The reserves and resources shown for Alumbrera are Northern Orion’s 12.5% ownership of the mine 2 Measured and Indicated Resources include the Proven and Probable Reserves Grade Contained metal Tonnes Cu (%) Mo (%) Au (g/t) Cu (lbs) Mo (lbs) Au (oz) Total—Proven and probable reserves 2 Alumbrera 1 48,000,000 0.45% 0.014% 0.48 473,000,000 14,654,000 735,000 Agua Rica 730,700,000 0.50% 0.033% 0.23 8,054,506,000 531,597,000 5,403,000 Total—Measured and indicated resources 2 Alumbrera 1 50,500,000 0.45% 0.014% 0.47 493,000,000 15,582,000 763,000 Agua Rica 1,110,000,000 0.47% 0.033% 0.21 11,501,398,000 807,545,000 7,494,000 Total—In ferred resources Alumbrera 1 — — — — — — — Agua Rica 651,000,000 0.34% 0.034% 0.12 4,879,662,000 487,966,000 2,512,000

Reserves and Resources – Meridian As at December 31, 2006 Reserves & Resources Source: Meridian Gold Inc. 2006 Annual Report (available under Meridian Gold Inc.’s profile at www.sedar.com) Grade Contained metal Tonnes Zn (%) Ag (g/t) Au (g/t) Zn (tonnes) Ag (oz) Au (oz) Total—Proven and probable reserves El Penon 9,300,000 — 275 6.6 — 81,791,000 1,967,000 Minera Florida 2,200,000 1.5% 27 5.3 31,252,000 1,878,000 369,000 Rossi — — — — — — — Esquel — — — — — — — Total 11,500,000 1.5% 226 6.3 31,252,000 83,669,000 2,336,000 Grade Contained metal Tonnes Zn (%) Ag (g/t) Au (g/t) Zn ( lbs ) Ag (oz) Au (oz) Total—Measured and indicated resources El Penon 3,600,000 — 208 8.1 — 24,021,000 935,000 Minera Florida 2,000,000 1.2% 17 4.6 23,721,000 1,080,000 289,000 Rossi 200,000 — — 15.4 — — 109,000 Esquel 4,700,000 — 23 15.0 — 3,523,000 2,286,000 Total 10,500,000 1.2% 85 10.7 23,721,000 28,624,000 3,619,000 Grade Contained metal Tonnes Zn (%) Ag (g/t) Au (g/t) Zn ( lbs ) Ag (oz) Au (oz) Total—Inferred resources El Penon 2,500,000 — 263 7.9 — 20,759,000 626,000 Minera Florida 2,900,000 1.4% 30 5.5 39,348,000 2,752,000 504,000 Rossi 300,000 — — 1 2.9 — — 133,000 Esquel 900,000 — 21 9.9 — 575,000 274,000 Total 6,600,000 1.4% 114 7.2 39,348,000 24,086,000 1,537,000